 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

17 February 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 17 February 2026
           re: Transaction in Own Shares

 17 February 2026
TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Goldman Sachs International (the "Broker").

Ordinary Shares

Date of purchases: 17 February 2026

Number of ordinary shares purchased: 12,000,000

Highest price paid per share (pence): 102.5500

Lowest price paid per share (pence): 100.6500

Volume weighted average price paid per share (pence): 101.7425

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 29 January 2026, as announced on 30 January 2026.

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4005T_1-2026-2-17.pdf

                                                    - END –

For further information:

Investor Relations
Douglas Radcliffe                                                                                                           +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                      +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 February 2026